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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66606

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___01/01/20___ AND ENDING___12/31/20___

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GFG SECURITIES, LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

701 BRICKELL AVE, SUITE 1400

(No. and Street)

MIAMI	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEN GEORGE   (603) 380-5435

                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KABAT, SCHERTZER, DE LA TORRE, TARABOULOS & CO.

(Name – *if individual, state last, first, middle name*)

9300 S. DADELAND BLVD #600 MIAMI	FL	33156
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __EDUARDO GRUENER AND MAURICIO GRUENER__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__GFG SECURITIES, LLC__ , as

of __DECEMBER 31__ , 20 __20__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



_____
Signature

__MANAGING MEMBERS__
Title



VERONICA GRANATA
MY COMMISSION # GG288889
EXPIRES: January 06, 2023


Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Report of independent registered public accounting firm on statement of exemption or compliance.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GFG SECURITIES, LLC

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2020

GFG SECURITIES, LLC

CONTENTS

Form X-17A-5 Facing Page

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2
Statement of Operations...3
Statement of Changes in Member's Equity 4
Statement of Cash Flows 5

Notes to Financial Statements.. 6-13

Supplementary Information

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the
    Securities and Exchange Commission..14
Schedule II – Statement on Exemption from the Computation for Determination of
    Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange
    Commission 15
Schedule III – Statement on Exemption Relating to Possession or Control Requirements
    Under Rule 15c3-3 of the Securities and Exchange Commission...16

Review Report of Independent Registered Public Accounting Firm   17

Exemption Report Pursuant to Securities and Exchange Commission Rule 17a-5   18



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of GFG Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GFG Securities, LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of GFG Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of GFG Securities, LLC's management. Our responsibility is to express an opinion on GFG Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GFG Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of GFG Securities, LLC's financial statements. The supplemental information is the responsibility of GFG Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

We have served as GFG Securities, LLC's auditor since 2011.
Miami, Florida
February 23, 2021

MIAMI
305.670.3370
9300 S. Dadeland Blvd. | Suite 600
Miami, Florida | 33156

WESTON
954.485.5788
1625 N. Commerce Parkway | Suite 315
Weston, Florida | 33326

GFG SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

Assets:

Cash and cash equivalents	$	309,480
Marketable securities, original cost $176,425		182,229
Accounts receivable		267,490
Operating lease right-of-use asset		89,371
Furniture and equipment, net of accumulated		
depreciation of $15,854		4,302
Other assets		800
Total Assets	$	853,672

Liabilities and Member's Equity:

Liabilities

Accounts payable	$	3,470
Operating lease liability		91,631
Due to parent		10,128
Accrued expenses		65,924
PPP - loan payable		112,500
Deferred payroll liabilities		25,827
Total Liabilities		309,479
Member's Equity		544,193
Total Liabilities and Member's Equity	$	853,672

The accompanying notes are an integral part of these financial statements.

2

GFG SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues:		
Success fees	$	1,597,255
Retainer and consulting fees		730,038
Management fees		626,216
Gain on marketable securities		3,578
Dividend and other income		1,839
Total Revenues		2,958,925
Expenses:		
Employee compensation, commissions and benefits		1,379,256
Occupancy		73,837
Professional fees		185,549
Other operating expenses		101,537
Total Expenses		1,740,178
Net Income	$	1,218,747

GFG SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

Balance - January 1, 2020	$	527,906
Contributions from member		192,500
Distributions to member		(1,394,960)
Net income		1,218,747
Balance - December 31, 2020	$	544,193

The accompanying notes are an integral part of these financial statements.

4

GFG SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020

Cash Flows From Operating Activities:	
Net income	$ 1,218,747
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation	1,370
Changes in operating assets:	
Increase in marketable securities	(72,767)
Increase in accounts receivable	(117,412)
Decrease in accounts payable	(14,586)
Decrease in accrued expenses	(196,047)
Increase in deferred payroll liabilities	25,827
Net Cash Provided By Operating Activities	845,131
Cash Flows From Investing Activities:	
Purchase of furniture and equipment	(2,000)
Net Cash Used In Investing Activities	(2,000)
Cash Flows From Financing Activities:	
Borrowings from parent	351,183
Repayment of loans from parent	(342,576)
Proceeds from PPP loan	112,500
Contributions from member	192,500
Distributions to member	(1,394,960)
Net Cash Used In Financing Activities	(1,081,353)
Net Decrease In Cash and Cash Equivalents	(238,221)
Cash and Cash Equivalents - Beginning	547,702
Cash and Cash Equivalents - Ending	$ 309,481
Supplemental Cash Flow Information	
Lease assets obtained in exchange for lease obligations:	
Operating leases	$ 89,371
Cash paid for amounts included in measurement of lease liabilities:	
Operating cash flows from operating leases	$ 73,837

The accompanying notes are an integral part of these financial statements.

GFG SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 1 – ORGANIZATION AND BUSINESS

ORGANIZATION AND NATURE OF BUSINESS

GFG Securities, LLC (the Company) was incorporated on March 3, 2004 in the State of Delaware and is a wholly owned subsidiary of GFG Holdings, LLC (the Parent Company). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) since January 26, 2005. The Company is approved to conduct mergers and acquisitions (compensated on a "success-fee" basis) and private placements (acting as agent). The Company is subject to regulatory oversight and periodic audit by the SEC, FINRA and the State of Florida.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Revenue is recorded at the point in time when services have been performed and the transaction is complete. The Company enters into agreements with its customers, which provide for monthly retainer billings for months in which services have been performed. The agreements also provide for consulting, management and success fees to be earned at the point in time that performance under the arrangement is completed (the closing date of the transaction or upon the successful close of a merger and acquisition or capital raising transaction). However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Revenue is generated from a single transaction price and there is no need to allocate the amounts across more than a single revenue stream.

CASH EQUIVALENTS

For purposes of reporting cash flows, cash equivalents are demand accounts balances with banks with an original maturity of three months or less.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

6

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

GOVERNMENT AND OTHER REGULATIONS

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The financial position of the Company at December 31, 2020, includes certain financial instruments that may have a fair value that is different from the value currently reflected in the financial statements. In reviewing the financial instruments of the Company, certain assumptions and methods were used to determine the fair value of each category of financial instruments for which it is practicable to estimate that value. The carrying amounts of the Company's financial instruments generally approximate their fair values at December 31, 2020.

INCOME TAXES

The Company is a limited liability company and has elected to be treated as a partnership under the Internal Revenue Code. In lieu of corporate income taxes, the member is responsible for the tax liability, or loss carry forward, related to the members proportionate share of the Company's taxable income and losses. Accordingly, no provision for Federal and State income taxes is reflected in the accompanying financial statements. The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors. Generally, Federal, State and local authorities may examine the Company's tax returns for three years from the date of filing. Therefore, the current year and three preceding years remain subject to examination as of December 31, 2020.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LEASES

The Company accounts for a lease in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease.

Lease liabilities. A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate, and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index rate, are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, or (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate is the implicit rate if it is readily determinable; otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

ROU assets. A lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FURNITURE AND EQUIPMENT

Depreciation of furniture and equipment is provided by the straight-line method of depreciation at a rate calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation ranges from 5 to 7 years. The cost of maintenance and repairs of furniture and equipment is charged to expense as incurred. Costs of renewals and betterments are capitalized in the proper accounts.

Depreciation expense for the year ended December 31, 2020 amounted to $1,370.

LOSS CONTINGENCIES

Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonable estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

CONCENTRATION OF CREDIT RISK

The Company maintains two bank accounts at one high quality financial institution. The accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 for each account. As of December 31, 2020, the Company had uninsured funds at the financial institution of approximately $59,000. All accounts receivable are deemed collectible by management and no reserve for doubtful accounts is required.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital as of December 31, 2020 was $371,442, which was $364,268 in excess of its required minimum net capital of $7,174.

NOTE 4 - RELATED PARTY TRANSACTIONS

EXPENSE SHARING AGREEMENT

On January 1, 2012, the Company entered into an Expense Sharing Agreement with its parent company. Under the terms of this agreement, the Company will be billed monthly for its pro-rata share of certain expenses incurred by the parent company for the benefit of the Company. These expenses include, but are not limited to payroll, health insurance, professional fees, rent, office expenses and other operating expenses. During the year ended December 31, 2020, the total amount billed to the Company by its parent was $351,183 and repayments from the Company to its parent totaled $342,576. For financial statement presentation, the expenses incurred under this agreement have been reclassified to their respective expense categories. There is no expiration date on this agreement. As of December 31, 2020, the Company owes its parent company $10,128 under this agreement.

OTHER

During 2020, the Company made distributions to the member of $1,394,960 and received contributions from its member of $192,500.

NOTE 5 - FAIR VALUE MEASUREMENTS

The carrying amounts reported in the accompanying statement of financial condition for cash and cash equivalents, accounts receivable, marketable securities, other assets, due to parent and accounts payable and accrued expenses, approximate fair value at December 31, 2020, due to the short-term nature of these accounts.

In accordance with GAAP, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

GAAP also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities which the Company has the ability to access at the measurement date.

NOTE 5 - FAIR VALUE MEASUREMENTS (CONTINUED)

Level 2 — Inputs other than quoted market prices included within Level 1 that are observable, for the asset or liability either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and rely on management's assumptions in pricing the asset or liability and that are significant to the fair value of the assets or liabilities.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on an annual basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

Marketable securities consisting of various cash, equity funds, and bond funds owned at December 31, 2020, is determined using quoted market prices. Changes in fair value of marketable securities are recognized in earnings as they occur. Accordingly, these securities are generally categorized in level 1 of the fair value hierarchy.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

RISKS AND UNCERTAINTIES

In the ordinary course of its business, the Company has entered into agreements with third parties to provide, for their benefit, certain merger and acquisition transactions. Such agreements, oftentimes, require a retainer fee and a success fee, as applicable, be paid to the Company and these fees are billed as and when services are performed or a success fee is warranted. Management is not aware of any claims that will create a loss or a future obligation to the Company with regards to these transactions.

The Company has not entered into any off-balance sheet transactions and do not anticipate entering into such transactions over the next twelve months.

LITIGATION

In the normal course of business, the Company may be named as a defendant in legal actions and lawsuits. Management is not aware of any legal action that is pending against the Company at this time.

NOTE 6 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

COVID-19 CONSIDERATIONS

The Company's ongoing profitability may experience instability and estimates included in the financial statements may change due to current political and economic conditions as a result of public health concerns related to COVID-19. The duration and intensity of these impacts and resulting disruption to which these events affect the Company's business will depend on future developments, which are highly uncertain and cannot be predicted at this time.

PAYCHECK PROTECTION PROGRAM LOAN

In response to the COVID-19 pandemic, the Payment Protection Program ("PPP") was established under the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"). Companies that met the eligibility requirements set forth by the PPP may qualify for PPP loans. If the loan proceeds are fully utilized to pay qualified expenses over a covered period, the full principal amount of the PPP loan, along with any accrued interest, may qualify for loan forgiveness in whole or in part.

On April 21, 2020, the Company executed a loan with a financial institution for approximately $112,500 under the PPP. The loan bears interest at 1% per annum with the balance due at maturity on April 21, 2022. As of December 31, the loan remains outstanding. The Company intends to recognize the loan as other income during the subsequent period upon forgiveness of the loan.

LEASING ACTIVITIES

Operating leases are primarily for office space.

On February 3, 2012, the Company entered into an agreement with its parent company to sublease their office space under the same terms as the parent company's lease. The parent's lease was renewed in April 2018 and will expire on April 30, 2022. Minimum rentals under this sublease are as follows:

2021	$69,670
2022	23,451
Total payments due under operating lease liability	93,121
Less discount to present value	(1,490)
Total operating lease liability	$91,631

GFG SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 6 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company's current operating lease portfolio is primarily composed of office space.

Operating lease cost was $73,837 for the year ended December 31, 2020.

The Company has an obligation as a lessee for office space with initial noncancellable terms in excess of one year. The Company classifies this lease as an operating lease. This lease generally contains renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments used to determine the lease liability. The following summarizes the weighted average remaining lease term and discount rate as of December 31, 2020:

Weighted Average Remaining Lease Term
    Operating Lease   1.5 years

Weighted Average Discount Rate
    Operating Lease   4.0%

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events that have occurred subsequent to December 31, 2020 and through February 24, 2021, the date the financial statements were available to be issued. There have been no subsequent events that occurred during such period that require disclosure or would be required to be recognized in the accompanying financial statements as of December 31, 2020.

GFG SECURITIES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2020

Total Assets	$	853,672
Less Total Liabilities		309,479
Member's Equity		544,193
Add Allowable Credits		-
Total Capital and Allowable Liabilities		544,193
Less haircut on marketable securities		(12,659)
Add Non-Allowable Liabilities		
Operating Lease Liability to Extent of Right-Of-Use Asset		89,371
PPP Loan Liability		112,500
Less Non-Allowable Assets		
Furniture and Equipment		(4,302)
Accounts Receivable		(267,490)
Right-of-Use Asset		(89,371)
Prepaid Expenses		(800)
Net Capital		371,442
Net Capital Required - Greater of $5,000 or 6 2/3%		
of Aggregate Indebtedness		7,174
Excess Net Capital	$	364,268
Net capital less greater of 10% of aggregate indebtedness		
or 120% on minimum net capital required	$	360,681
Aggregate Indebtedness	$	107,609
Ratio: Aggregate Indebtedness to Net Capital		0.290

There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report.

GFG SECURITIES, LLC

SCHEDULE II

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2020

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2020.

GFG SECURITIES, LLC

SCHEDULE III

STATEMENT ON EXEMPTION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2020

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2020.



ADVISORY | TAX | ASSURANCE **CPA**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of GFG Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) GFG Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which GFG Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (exemption provisions) and (2) GFG Securities, LLC stated that GFG Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. GFG Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GFG Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KABAT, SCHERTZER, DE LA TORRE, TARABOULOS & Co.

Miami, Florida

February 23, 2021

17

MIAMI
305.670.3370
9300 S. Dadeland Blvd. | Suite 600
Miami, Florida | 33156

WESTON
954.485.5788
1625 N. Commerce Parkway | Suite 315
Weston, Florida | 33326

GFG SECURITIES, LLC

EXEMPTION REPORT PURSUANT TO SECURITIES AND EXCHANGE COMMISSION Rule 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2020

GFG Securities, LLC operates pursuant to paragraph (k) (2) (i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provision for the year ended December 31, 2020, without exception.



_____

Eduardo Gruener, Managing member for GFG Holdings, LLC



_____

Mauricio Gruener, Managing member for GFG Holdings, LLC